QuickLinks -- Click here to rapidly navigate through this document

Exhibit 16.1

[LETTERHEAD]

November 21, 2006

Private and confidential

U. S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Subject:	Xplore Technologies Corp. File No. 333-138675

Dear Sirs/Mesdames,

We are writing to identify certain of the statements made in the Registration Statement filed by Xplore Technologies Corp. ("Xplore") with the U.S. Securities and Exchange Commission on November 14, 2006 in connection with a proposed change of Xplore's jurisdiction of incorporation from Canada to the State of Delaware, with which Deloitte & Touche LLP ("Deloitte Canada") does not agree.

We have indicated numbers on the attached copy of the proposed Registration Statement that correspond to the following points of disagreement:

1.
Deloitte Canada did not resign as Xplore's auditor on March 30, 2005. Due to the migration of Xplore's head office and certain manufacturing operations from Ontario to Texas, Deloitte Canada discussed with Xplore that it may no longer be practical for Deloitte Canada to act as Xplore's auditor, specifically, in part, because it would have involved engaging a new audit team licensed to practice in the United States and the associated additional costs to Xplore. Deloitte Canada discussed this with Xplore management commencing in approximately late 2004 and formally resigned effective April 11, 2005 after Xplore had arranged to appoint new auditors. Deloitte Canada's final assurance engagement for Xplore was the interim review engagement for the second quarter ended September 30, 2004.

2.
"Disagreement" within the meaning of Item 304 of Regulation S-K, promulgated under the U.S. Securities Act of 1933, as amended, would include differences of opinion between Deloitte Canada and Xplore on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure prior to our resignation as Xplore's auditor. It is relevant to note that prior to Deloitte Canada's resignation, there had been ongoing discussions relating to revenue recognition, but at the time of those discussions, Deloitte Canada and Xplore's management were of the view that Canadian generally accepted auditing standards supported Xplore's application of accounting principles and practices thereto. After Deloitte Canada's resignation, however, Xplore restated revenue, inventory and warranty reserves for the fiscal years ending March 31, 2002, 2003 and 2004 (the "Restatement"). Deloitte Canada is unaware of any information, at this time, to support the need for the Restatement as it relates to revenue, including any information different than or in addition to what Xplore's management had provided to Deloitte Canada at the time. In respect of inventory and warranty reserves, the Restatement does appear to reflect a change of accounting policy and not a correction of an error.

3.
June 2005 was not the first review undertaken by the Ontario Securities Commission (the "OSC") surrounding Xplore's accounting principles and practices related to revenue recognition. In late December 2001 and January 2002, Deloitte Canada assisted Xplore management in a review of the company's value added resellers accounts and revenue recognition polices and practices to ensure that the transactions recorded with the value added resellers during fiscal 2002, and the related policies and practices, were in accordance with Canadian generally accepted accounting procedures. As a result of this review, Xplore restated its interim financial statements for the periods ended June 30, 2001 and September 30, 2001 and provided enhanced disclosure regarding its revenue recognition policies. This restatement prompted a review by the OSC in the spring of 2002, and further related inquiries were made in the spring of 2003 and 2004.

4.
Deloitte Canada is not in a position to agree or disagree with the reasons why Xplore restated its annual financial statements for the year ended March 31, 2002, 2003 and 2004. The decision of Xplore in November 2005 to restate revenue in those financial statements was reached by Xplore's new management and its new auditors, Mintz & Partners LLP ("Mintz"), without consultation with, or input from, Deloitte Canada. Deloitte Canada is unaware of what audit evidence was provided by Xplore's management to Mintz to support the Restatement and that repudiated the audit evidence, including management representations, that had been made available to Deloitte Canada at the time of its audits. As stated above, Deloitte Canada is unaware of any information, at this time, to support the need for the Restatement of revenue.

5.
Deloitte Canada's withdrawal of its opinions with respect to its audit of Xplore's 2002, 2003 and 2004 annual financial statements was necessitated because prior management's representations, upon which Deloitte Canada had relied for its audits of fiscal years 2002, 2003 and 2004, were effectively retracted by the Restatement.

6.
While the settlement agreement approved by the OSC on January 27, 2006 provided for a reprimand of Xplore for having failed to file financial statements prepared in accordance with Canadian generally accepted accounting principles, Deloitte Canada does not agree that the financial statements filed by Xplore and as audited by Deloitte Canada, in fact, failed to accord with the applicable Canadian generally accepted accounting principles given the facts, circumstances and audit evidence available to Deloitte Canada at the time it conducted its audits and reviews, including management representations.

7.
Xplore issued a Statement of Claim on May 9, 2006 naming Deloitte Canada in the Ontario Superior Court of Justice. This Statement of Claim was not served on Deloitte Canada until November 1, 2006, and Deloitte Canada's response is not due until November 30, 2006.

Yours very truly,

Chartered Accountants

Tabular Disclosure of Contractual Obligations

        At March 31, 2006, our contractual obligations consisted of the following:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank indebtedness	$1,672,000	$1,672,000	—	—	—
Debentures(1)	$17,005,000	16,755,000	$250,000	—	—
Operating leases	$800,000	$244,000	$556,000	—	—
Purchase obligations	$2,900,000	$2,900,000	—	—	—
Other(2)	$87,500	$87,500	—	—	—

Total	$22,464,500	$21,658,500	$806,000	—	—

(1)
On May 30, 2006, the Company completed a recapitalization pursuant to which approximately $18,877,000 of indebtedness, represented by 10% secured debentures in the original principal amount of $17,755,000 and accrued interest of $1,122,000, was exchanged for 55,520,542 Series A Preferred Shares. As of September 30, 2006, we have one secured debenture outstanding in an aggregate principal amount of $250,000 due on April 30, 2009.

(2)
On January 3, 2006, we entered into an agreement with our former Chief Executive Officer whereby we were obligated to pay him $175,000 over an eleven month period which ended on November 1, 2006.

        Our future contractual obligations include future minimum lease payments under non-cancelable operating leases primarily related to our corporate headquarters in Austin, Texas. At March 31, 2006, we had purchase obligations to certain contract manufacturers and other inventory suppliers of approximately $2.9 million related to inventory and product development items extending into fiscal year 2007.

Changes in and Disagreements with Accountants in Accounting and Financial Disclosure under Canadian GAAP

        On March 30, 2005, Deloitte & Touche LLP (which we refer to as Deloitte), who were our independent accountants for more than four years, resigned as our auditor.1 Deloitte's report with respect to its audit of our financial statements for the two years ended March 31, 2004 did not contain an adverse opinion or a disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles. Prior to Deloitte's resignation, we had no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement(s) in connection with its report.2 On April 13, 2005, our Board of Directors approved a proposal to appoint Mintz & Partners LLP (who we refer to as Mintz) as our auditor effective April 11, 2005.

        In June 2005, our company, our former Chief Executive Officer and our former Chief Financial Officer received notices from the Ontario Securities Commission (which we refer to as the OSC) which stated that the OSC reviewed the facts and circumstances surrounding the recognition of revenue related to product returned from our distribution channel in fiscal years 2003 and 2004 and our accounting treatment for those transactions in our financial statements.3 The OSC staff position was that we did not account for certain transactions between us and some of our value added resellers and some of the revenue which we recognized in our financial statements in accordance with Canadian generally accepted accounting principles. As a result our 2002, 2003 and 2004 annual financial statements (all of which were audited by Deloitte), along with our 2004 and 2005 interim and first quarter 2006 financial statements, were required to be restated.4 In July 2005, Deloitte withdrew its opinions with respect to its audit of our 2002, 2003 and 2004 annual financial statements.5

        In July 2005, we requested that Mintz re-audit our financial statements for each of the years ended March 31, 2002, 2003 and 2004 in accordance with Canadian generally accepted auditing standards. On November 9, 2005, we filed those financial statements with the Canadian provincial securities regulatory authorities, along with our audited financial statements for the year ended March 31, 2005, as well as our restated interim financial statements for fiscal years 2004 and 2005 and for the first quarter for fiscal year 2006. The restatement generally adjusted revenue and expenses among the four annual periods ended March 31, 2005, however, the adjustments did not change the cumulative results of operations for that four year period.

        On January 27, 2006, the OSC approved a settlement agreement with us in connection with their investigation, which resolved our outstanding regulatory issues with respect to our financial statements. Under the terms of the settlement agreement, we reimbursed the OSC Cdn.$20,000 towards the costs of the investigation and hearing, made a settlement payment of Cdn.$50,000 to the OSC for the benefit of third parties, and were reprimanded for our failure to file financial statements in accordance with Canadian generally accepted accounting principles.6 In addition, we provided the OSC with a letter of comfort confirming, among other things, that our new management team had instituted new practices and procedures to prevent the future improper recognition of revenue.

        On November 9, 2006, we issued a Statement of Claim against Deloitte in the Ontario Superior Court of Justice. In the Statement of Claim, we have alleged negligence against Deloitte with respect to the auditing services they provided to us in connection with its audit of our 2002, 2003 and 2004 audited financial statements. The Statement of Claim seeks damages in the amount of Cdn. $4,070,000 for direct and indirect losses. Deloitte has not yet filed an answer to the Statement of Claim.7

Quantitative and Qualitative Disclosure About Market Risk

        Market risk sensitive instruments include all financial or commodity instruments and other financial instruments (such as investments and debt) that are sensitive to future changes in interest rates, current exchange rates, commodity prices or other market factors. We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. At September 30, 2006, we had cash and cash equivalents consisting of cash on hand and highly liquid money market instruments with original terms to maturity of less than 90 days. If market interest rates were to increase immediately and uniformly by 10% from its levels at September 30, 2006, the fair value would decline by an immaterial amount. We do not believe that our results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our cash and cash equivalents, given our current ability to hold our money market investments to maturity. We do not enter into foreign exchange contracts to manage exposure to currency rate fluctuations related to our United States dollar denominated cash and money market investments.

QuickLinks

  Exhibit 16.1